UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Trecora Resources

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

894648104

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		128,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

128,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,175,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,175,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

JEC II Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		513,643
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

513,643
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

513,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

The K. Peter Heiland 2008 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		101,357
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

101,357
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

Michael Torok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		725,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

725,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 894648104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 128,000 Shares directly owned by the Radoff Foundation is approximately $1,046,216, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,047,000 Shares directly owned by Mr. Radoff is approximately $8,449,993, including brokerage commissions.

The Shares purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 513,643 Shares owned directly by JEC II is approximately $4,213,778, including brokerage commissions.

The Shares purchased by the Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 101,357 Shares owned directly by the Trust is approximately $808,042, including brokerage commissions.

The Shares directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 110,000 Shares directly owned by Mr. Torok is approximately $896,019, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons were disappointed by the Issuer’s November 3, 2021 announcement regarding its failed M&A opportunity. The Reporting Persons continue to believe that a sale of the Issuer is the best risk-adjusted path forward for the company and its stockholders, and that the Board should publicly announce a strategic review process seeking the sale of the Issuer. The Reporting Persons do not believe that the current Board of Directors (the “Board”) is acting in the best interests of stockholders and are strongly considering nominating a competing slate of proven director candidates with track records of creating stockholder value for election to the Board at the upcoming 2022 annual meeting of stockholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated in their entirety to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,610,492 Shares outstanding, which reflects (i) 24,402,392 Shares outstanding as of October 22, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021, minus (ii) 791,900 Shares that the Issuer has repurchased under its previously announced share repurchase program, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2021.

7

CUSIP No. 894648104

A.	Radoff Foundation
(a)	As of the date hereof, the Radoff Foundation beneficially owns directly 128,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 128,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 128,000
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff beneficially owns directly 1,047,000 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 128,000 Shares owned by the Radoff Foundation.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 1,175,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,175,000
4. Shared power to dispose or direct the disposition: 0

C.	JEC II
(a)	As of the date hereof, JEC II directly beneficially owns directly 513,643 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 513,643
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 513,643
4. Shared power to dispose or direct the disposition: 0

D.	The Trust
(a)	As of the date hereof, the Trust beneficially owns directly 101,357 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 101,357
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 101,357
4. Shared power to dispose or direct the disposition: 0

8

CUSIP No. 894648104

E.	Mr. Torok
(a)	As of the date hereof, Mr. Torok beneficially owns directly 110,000 Shares. As the Manager of JEC II and the Trustee of the Trust, Mr. Torok may be deemed to beneficially own the (ii) 513,643 Shares owned by JEC II and (iii) 101,357 Shares owned by the Trust.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 725,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 725,000
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 1,900,000 Shares owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)	Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of the Amendment No. 1 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.

9

CUSIP No. 894648104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2021

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

JEC II Associates, LLC

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Manager

The K. Peter Heiland 2008 Irrevocable Trust

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Trustee

/s/ Michael Torok
Michael Torok

10

CUSIP No. 894648104

SCHEDULE B

Transaction in the Shares Since the Filing of the Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Purchase of Common Stock	15,000	8.1366	09/24/2021
Purchase of Common Stock	5,474	8.2487	09/28/2021
Purchase of Common Stock	7,500	8.0964	10/04/2021
Purchase of Common Stock	2,026	8.0684	10/05/2021
Purchase of Common Stock	17,210	8.1373	10/07/2021
Purchase of Common Stock	6,000	8.1068	10/08/2021
Purchase of Common Stock	8,647	8.1669	10/11/2021
Purchase of Common Stock	2,000	8.1950	10/12/2021
Purchase of Common Stock	1,143	7.9409	10/21/2021
Purchase of Common Stock	2,000	7.9281	10/22/2021
Purchase of Common Stock	2,000	7.9025	10/25/2021
Purchase of Common Stock	2,000	7.7411	11/03/2021
Purchase of Common Stock	4,000	7.7347	11/04/2021
Purchase of Common Stock	687	7.8000	11/05/2021
Purchase of Common Stock	1,313	7.9771	11/08/2021
Purchase of Common Stock	5,000	8.4000	11/10/2021
Purchase of Common Stock	5,000	8.8784	11/16/2021

THE RADOFF FAMILY FOUNDATION

Purchase of Common Stock	5,000	8.2450	09/29/2021
Purchase of Common Stock	4,526	8.2338	09/30/2021
Purchase of Common Stock	10,000	8.2860	10/01/2021
Purchase of Common Stock	5,474	8.0684	10/05/2021
Purchase of Common Stock	14,000	8.0152	10/06/2021
Purchase of Common Stock	12,143	8.0488	10/15/2021
Purchase of Common Stock	3,857	7.8232	10/19/2021
Purchase of Common Stock	7,672	7.8793	10/20/2021
Purchase of Common Stock	5,328	7.9409	10/21/2021

JEC II ASSOCIATES, LLC

Purchase of Common Stock	15,000	9.0622	11/16/2021

MICHAEL TOROK

Purchase of Common Stock	1,000	7.7250	11/01/2021
Purchase of Common Stock	14,000	7.9474	11/05/2021